SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                            Sotheby's Holdings, Inc.
                                (Name of Issuer)

         Class A Limited Voting Common Stock, Par Value $0.10 Per Share
                         (Title of Class of Securities)

                                    835898107
                                 (Cusip Number)

                                W. Robert Cotham
                           201 Main Street, Suite 2600
                             Fort Worth, Texas 76102
                                 (817) 390-8400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               December 5, 1997
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 5,272,900 shares, which constitutes approximately 13.5% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 39,047,726 shares outstanding.

1.   Name of Reporting Person:

     Trinity I Fund, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 3,955,700 (1) (2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 3,955,700 (1) (2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     3,955,700 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 10.1%


14.  Type of Reporting Person: PN

----------
(1)  Power is exercised through its sole general partner, TF Investors, L.P.

(2) Solely in its capacity as the sole stockholder of Portfolio Associates, Inc., which is the sole general partner of Portfolio D Investors, L.P.

1.   Name of Reporting Person:

     TF Investors, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 3,955,700 (1) (2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 3,955,700 (1) (2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     3,955,700 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): 10.1%


14.  Type of Reporting Person: PN

----------
(1) Power is exercised through its sole general partner, Trinity Capital Management, Inc.

(2) Solely in its capacity as the sole general partner of Trinity I Fund, L.P., which is the sole stockholder of Portfolio Associates, Inc., which is the sole general partner of Portfolio D Investors, L.P.

1.   Name of Reporting Person:

     Trinity Capital Management, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 3,955,700 (1) (2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 3,955,700 (1) (2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     3,955,700 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 10.1%


14.  Type of Reporting Person: CO

----------
(1)  Power is exercised through its President, Thomas M. Taylor.

(2) Solely in its capacity as the sole general partner of TF Investors, L.P., which is the sole general partner of Trinity I Fund, L.P., which is the sole stockholder of Portfolio Associates, Inc., which is the sole general partner of Portfolio D Investors, L.P.

1.   Name of Reporting Person:

     Thomas M. Taylor

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /  /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 3,955,700 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 3,955,700 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     3,955,700 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 10.1%


14.  Type of Reporting Person: IN

----------
(1) Solely in his capacity as President and sole stockholder of Trinity Capital Management, Inc., which is the sole general partner of TF Investors, L.P., which is the sole general partner of Trinity I Fund, L.P., which is the sole stockholder of Portfolio Associates, Inc., which is the sole general partner of Portfolio D Investors, L.P.

1.   Name of Reporting Person:

     Portfolio D Investors, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: OO-Partnership Contributions

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 3,955,700 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 3,955,700 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     3,955,700

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 10.1%


14.  Type of Reporting Person: PN

----------
(1) Power is exercised through its sole general partner, Portfolio Associates, Inc.

1.   Name of Reporting Person:

     Portfolio Associates, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 3,955,700 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 3,955,700 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     3,955,700 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 10.1%


14.  Type of Reporting Person: CO

----------
(1) Solely in its capacity as the sole general partner of Portfolio D Investors, L.P.

1.   Name of Reporting Person:

     The Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                       /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 330,790 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 330,790 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     330,790

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 0.9%


14.  Type of Reporting Person: 00 - Trust

----------
(1)  Power is exercised through its sole trustee, Perry R. Bass

1.   Name of Reporting Person:

     Perry R. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 330,790 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 330,790 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     330,790 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 0.9%


14.  Type of Reporting Person: IN

----------
(1) Solely in his capacities as sole trustee and as one of two trustors of The Bass Management Trust.

1.   Name of Reporting Person:

     Nancy L. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     330,790 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 0.9%


14.  Type of Reporting Person: IN

----------
(1) Solely in her capacity as one of two trustors of The Bass Management Trust and by virtue of her power to revoke same.

1.   Name of Reporting Person:

     Sid R. Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 330,900 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 330,900 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     330,900

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /


13.  Percent of Class Represented by Amount in Row (11): 0.9%


14.  Type of Reporting Person: 00 - Trust

----------
(1)  Power is exercised through one of its trustees, Sid R. Bass.

1.   Name of Reporting Person:

     Sid R. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 330,900 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 330,900 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     330,900 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 0.9%


14.  Type of Reporting Person: IN

----------
(1) Solely in his capacity as a trustee and the sole trustor of Sid R. Bass Management Trust and by virtue of his power to revoke same.

1.   Name of Reporting Person:

     Lee M. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 330,795
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 330,795
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     330,795

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 0.9%


14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     E. P. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 324,715
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 324,715
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     324,715

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 0.8%


14.  Type of Reporting Person: IN

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated January 26, 1996, as amended by Amendment No. 1 dated June 17, 1996, as amended by Amendment No. 2 dated October 25, 1996, and Amendment No. 3 dated April 9, 1997 (the "Schedule 13D"), relating to the Class A Limited Voting Common Stock, par value $.10 per share (the "Stock"), of Sotheby's Holdings, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended in its entirety as follows:

     The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON       SOURCE OF FUNDS        AMOUNT OF FUNDS

       TIF             Not Applicable         Not Applicable

       TFI             Not Applicable         Not Applicable

       TCM             Not Applicable         Not Applicable

       TMT             Not Applicable         Not Applicable

       PDI             Other (1)              $57,697,890.51

       PA              Not Applicable         Not Applicable

       BMT             Trust Funds (2)        $ 8,643,440.51

       PRB             Not Applicable         Not Applicable

       NLB             Not Applicable         Not Applicable

       SRBMT           Trust Funds (2)        $ 8,647,711.43

       SRB             Not Applicable         Not Applicable

       LMB             Personal Funds (3)     $ 8,643,440.51

       EPB             Personal Funds (3)     $ 6,198,031.49

       (1)  Contributions from partners.

       (2) As used herein, the term "Trust Funds" includes income from the various investments of the trust plus sums borrowed from banks and brokerage firm margin accounts for general purposes. None of the funds reported herein as "Trust Funds" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

       (3) As used herein, the term "Personal Funds" may include sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.



Item 4.      PURPOSE OF TRANSACTION.

       Item 4 is hereby partially amended by adding at the end thereof the following:

       The Reporting Persons acquired and continue to hold the shares of the Stock reported herein for investment purposes. Consistent with such purposes, the Reporting Persons have had, and expect to continue to have, discussions with management and up to ten other shareholders of the Issuer concerning various corporate governance, operational and financial aspects of the Issuer's business. The Reporting Persons also have had, and expect to continue to have, discussions with management, directors and other shareholders of the Issuer concerning various ways of maximizing long-term shareholder value.

       As soon as practicable, PDI intends to file a Notification and Request Form pursuant to the Hart Scott Rodino Antitrust Improvement Act of 1976, as amended (the "HSR Act"), with the Federal Trade Commission and the United States Department of Justice in which it will indicate an intention to acquire up to 25% of the Issuer's common stock and in which it will request early termination of the waiting period under the HSR Act.

       Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

       Paragraphs (a)-(c) of Item 5 are hereby amended in their entireties as follows:

       (a)

       TIF

       Because of its position as the sole stockholder of PA, which is the sole general partner of PDI, TIF may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,955,700 shares of the Stock, which constitutes approximately 10.1% of the outstanding shares of the Stock.

       TFI

       Because of its position as the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PDI, TFI may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,955,700 shares of the Stock, which constitutes approximately 10.1% of the outstanding shares of the Stock.

       TCM

       Because of its position as the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PDI, TCM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,955,700 shares of the Stock, which constitutes approximately 10.1% of the outstanding shares of the Stock.

       TMT

       Because of his position as the President and sole stockholder of TCM, which is the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PDI, TMT may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,955,700 shares of the Stock, which constitutes approximately 10.1% of the outstanding shares of the Stock.

       PDI

       The aggregate number of shares of the Stock that PDI owns beneficially, pursuant to Rule 13d-3 of the Act, is 3,955,700, which constitutes approximately 10.1% of the outstanding shares of the Stock.

       PA

       Because of its position as the sole general partner of PDI, PA may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,955,700 shares of the Stock, which constitutes approximately 10.1% of the outstanding shares of the Stock.

       BMT

       The aggregate number of shares of the Stock that BMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 330,790, which constitutes approximately 0.9% of the outstanding shares of the Stock.

       PRB

       Because of his positions as sole trustee and as a trustor of BMT, PRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 330,790 shares of the Stock, which constitutes approximately 0.9% of the outstanding shares of the Stock.

       NLB

       Because of her position as a trustor of BMT, NLB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 330,790 shares of the Stock, which constitutes approximately 0.9% of the outstanding shares of the Stock.

       SRBMT

       The aggregate number of shares of the Stock that SRBMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 330,900, which constitutes approximately 0.9% of the outstanding shares of the Stock.

       SRB

       Because of his positions as a trustee and the sole trustor of SRBMT and by virtue of his power to revoke same, SRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 330,900 shares of the Stock, which constitutes approximately 0.9% of the outstanding shares of the Stock.

       LMB

       The aggregate number of shares of the Stock that LMB owns beneficially, pursuant to Rule 13d-3 of the Act, is 330,795, which constitutes approximately 0.9% of the outstanding shares of the Stock.

       EPB

       The aggregate number of shares of the Stock that EPB owns beneficially, pursuant to Rule 13d-3 of the Act, is 324,715, which constitutes approximately 0.9% of the outstanding shares of the Stock.

       To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

       (b)

       TIF

       As the sole stockholder of PA, which is the sole general partner of PDI, TIF has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,955,700 shares of the Stock.

       TFI

       As the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PDI, TFI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,955,700 shares of the Stock.

       TCM

       As the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PDI, TCM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,955,700 shares of the Stock.

       TMT

       As the President and sole stockholder of TCM, which is the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PDI, TMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,955,700 shares of the Stock.

       PDI

       Acting through its sole general partner, PDI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,955,700 shares of the Stock.

       PA

       As the sole general partner of PDI, PA has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,955,700 shares of the Stock.

       BMT

       Acting through its Trustee, BMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 330,790 shares of the Stock.

       PRB

       In his capacity as Trustee of BMT, PRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 330,790 shares of the Stock.

       NLB

       NLB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.


       SRBMT

       Acting through one of its Trustees and its sole Trustor, SRBMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 330,900 shares of the Stock.

       SRB

       Because of his position as a Trustee and the sole Trustor of SRBMT and by virtue of his power to revoke same, SRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 330,900 shares of the Stock.

       LMB

       LMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 330,795 shares of the Stock.

       EPB

       EPB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 324,715 shares of the Stock.

       (c) On December 5, 1997, Portfolio D Partners, L.P. purchased 540,000 shares of the Stock at a price of $17.09 per share in transactions on the New York Stock Exchange.

      Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in shares of the Stock during the past 60 days.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 99.1 --   Agreement and Power of Attorney pursuant to Rule
13d-1(f)(1)(iii), previously filed with the Commission.

       After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

       DATED:     December 8, 1997


                                    TRINITY I FUND, L.P.,
                                    a Delaware limited partnership

                                    By:   TF INVESTORS, L.P.,
                                          a Delaware limited partnership,
                                          General Partner

                                    By:   TRINITY CAPITAL MANAGEMENT, INC.,
                                          a Delaware corporation,
                                          General Partner


                                    By: /s/ W.R. Cotham
                                      W.R. Cotham, Vice President


                                    TF INVESTORS, L.P.,
                                    a Delaware limited partnership

                                    By:   TRINITY CAPITAL MANAGEMENT, INC.,
                                          a Delaware corporation,
                                          General Partner


                                    By: /s/ W.R. Cotham
                                      W.R. Cotham, Vice President



                                    TRINITY CAPITAL MANAGEMENT, INC.,
                                    a Delaware corporation


                                    By: /s/ W.R. Cotham
                                      W.R. Cotham, Vice President



                                    PORTFOLIO D INVESTORS, L.P.,
                                    a Delaware limited partnership

                                    By: PORTFOLIO ASSOCIATES, INC.,
                                           a Delaware corporation,
                                           General Partner

                                    By: /s/ W.R. Cotham
                                      W.R. Cotham, Vice President


                                    PORTFOLIO ASSOCIATES, INC.,
                                    a Delaware corporation


                                    By: /s/ W.R. Cotham
                                      W.R. Cotham, Vice President



                                     /s/ W.R. Cotham
                                    W.R. Cotham,
                                    Attorney-in-Fact for:

                                          THOMAS M. TAYLOR (1)
                                          THE BASS MANAGEMENT TRUST (2)
                                          PERRY R. BASS (3)
                                          NANCY LEE BASS (4)
                                          SID R. BASS MANAGEMENT TRUST (5)
                                          SID R. BASS (6)
                                          LEE M. BASS (7)
                                          E. P. BASS (8)


(1) A Power of Attorney authorizing W.R. Cotham, et al., to act on behalf of Thomas M. Taylor previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W.R. Cotham, et al., to act on behalf of The Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W.R. Cotham, et al., to act on behalf of Perry R. Bass previously has been filed with the Securities and Exchange Commission.

(4) A Power of Attorney authorizing W.R. Cotham, et al., to act on behalf of Nancy L. Bass previously has been filed with the Securities and Exchange Commission.

(5) A Power of Attorney authorizing W.R. Cotham, et al., to act on behalf of Sid R. Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(6) A Power of Attorney authorizing W.R. Cotham, et al., to act on behalf of Sid R. Bass previously has been filed with the Securities and Exchange Commission.

(7) A Power of Attorney authorizing W.R. Cotham, et al., to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.

(8) A Power of Attorney authorizing W.R. Cotham, et al., to act on behalf of E. P. Bass previously has been filed with the Securities and Exchange Commission.

                          EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1      Agreement and Power of Attorney pursuant to Rule
            13d-1(f)(1)(iii), previously filed with the Commission